Exhibit (a)(5)(vi)

FOR IMMEDIATE RELEASE
Shareholder Contact:
1-800-219-4218

                      ACM MANAGED DOLLAR INCOME FUND, INC.
                       ANNOUNCES RESULTS OF TENDER OFFER
                       ---------------------------------

NEW YORK, NY June 15, 2005 -- ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today that in accordance with its tender offer for up to 1,135,385 of its shares of common stock which expired on Friday, June 10, 2005 at 12:00 Midnight Eastern Time, the Fund has accepted that number of shares for payment on June 17, 2005 at $8.07 per share. These shares represent approximately 5% of the Fund's outstanding shares. A total of 1,677,694 shares were properly tendered and not withdrawn prior to 5:00 p.m. Eastern Time on June 14, 2005, the final date for withdrawals. Therefore, on a pro rated basis, in accordance with the terms of the tender offer, 67.68% of the shares so tendered by each tendering stockholder have been accepted for payment.

     The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Fund's shares.

     The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital Management L.P. As of June 10, 2005, the date on which the Fund's tender offer expired, the Fund's total net assets were approximately $180 million.

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00250.0158 #579758

MF LEGAL/PRESS RELEASES/ACM8-TOFINALResults.6.15.05.doc